Exhibit 99(a)(5)(A)

FOR IMMEDIATE RELEASE

FSIC III Announces Extension of the Second Quarter 2015 Quarterly Repurchase Offer

PHILADELPHIA, PA, June 5, 2015 – FS Investment Corporation III (“FSIC III”) today announced that it is extending the expiration date for its previously announced quarterly repurchase offer (the “Offer”) for shares of FSIC III’s issued and outstanding common stock, par value $0.001 per share (the “Shares”). The Offer will now expire at 5:00 p.m., Central Time, on July 1, 2015 (the “Expiration Date”), unless the Offer is further extended. The Offer is for cash at a price equal to 90% of the offering price per Share determined as of July 8, 2015. Subject to the limitations contained in the offer to purchase and the related letter of transmittal, each dated as of May 19, 2015 (the “Offer to Purchase” and “Letter of Transmittal,” respectively), all properly completed and duly executed Letters of Transmittal returned to FSIC III prior to the Expiration Date will be processed on or about July 8, 2015.

The terms and conditions of the Offer as set forth in the Offer to Purchase and the Letter of Transmittal remain unchanged, except as amended hereby. Rights to withdraw valid tenders of Shares have also been extended and will now also terminate as of 5:00 p.m., Central Time, on the Expiration Date. In addition, holders of the Shares may withdraw their tendered Shares at any time after July 30, 2015 (which is 40 business days after the commencement of the Offer) if such Shares have not been accepted for payment by FSIC III. As of 4:00 p.m. Eastern Time on June 4, 2015, no Shares have been validly tendered and not withdrawn pursuant to the Offer.

The Offer is being made solely pursuant to the Offer to Purchase and Letter of Transmittal, as amended by this press release. This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. None of FSIC III, its board of directors or FSIC III Advisor, LLC, the Company’s investment adviser, makes any recommendation, and no person has been authorized to make any recommendation on behalf of FSIC III, its board of directors or FSIC III Advisor, LLC, to any holder of Shares as to whether to tender or to refrain from tendering Shares.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase and the Letter of Transmittal which have been sent to holders of the Shares. Holders of the Shares are urged to read these tender offer documents carefully, together with other information FSIC III makes publicly available or files with the U.S. Securities and Exchange Commission (the “SEC”). If you have any questions related to the Offer, please contact FSIC III at (877) 628-8575.

About FSIC III

FSIC III is a publicly registered, non-traded business development company (“BDC”) sponsored by Franklin Square Capital Partners (“Franklin Square”). FSIC III focuses primarily on investing in the debt securities of private companies throughout the United States, with the investment objectives of generating current income and, to a lesser extent, long-term capital appreciation for its investors. FSIC III is advised by FSIC III Advisor, LLC, an affiliate of Franklin Square, and is sub-advised by GSO / Blackstone Debt Funds Management LLC, an affiliate of GSO Capital Partners LP (“GSO”). GSO, with approximately $75 billion in assets under management as of March 31, 2015, is the credit platform of Blackstone, one of the world’s leading managers of alternative investments. For more information, please visit www.franklinsquare.com.

About Franklin Square

Franklin Square is a leading manager of alternative investment funds designed to enhance investors’ portfolios by providing access to asset classes, strategies and asset managers that typically have been available to only the largest institutional investors. The firm’s funds offer “endowment-style” investment strategies that help construct diversified portfolios and manage risk. Franklin Square strives not only to maximize investment returns but also to set the industry standard for best practices by focusing on transparency, investor protection and education for investment professionals and their clients.

Founded in Philadelphia in 2007, Franklin Square quickly established itself as a leader in the world of alternative investments by introducing innovative credit-based income funds, including the industry’s first non-traded BDC. The firm managed approximately $15.7 billion in assets under management as of March 31, 2015 and is the largest manager of BDC assets with approximately $14.5 billion in BDC assets under management as of March 31, 2015. Franklin Square distributes its non-traded funds through its affiliated broker-dealer, FS2 Capital Partners, LLC. For more information, please visit www.franklinsquare.com.

CONTACT:

Franklin Square Media Team

215-495-1174

media@franklinsquare.com

Forward-Looking Statements and Important Disclosure Notice

This announcement may contain certain forward-looking statements, including statements with regard to the Offer. Words such as “believes,” “expects,” “projects” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements, and some of these factors are enumerated in the filings FSIC III makes with the SEC. The information contained in this announcement is summary information that is intended to be considered in the context of FSIC III’s SEC filings and other public announcements that FSIC III may make, by press release or otherwise, from time to time.

Individual investors and endowments may have different investment horizons, liquidity needs and risk tolerances. In addition, fees that may be incurred by an investor in a fund sponsored by Franklin Square may be different than fees incurred by an endowment investing in similar assets as those in which the funds invest.